EXHIBIT 12

THE STANLEY WORKS AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the fiscal years ended December 30, 2006, December 31, 2005, January 1, 2005,
January 3, 2004, and December 28, 2002
(Millions of Dollars)

	Fiscal Year
	2006	2005	2004	2003	2002
Earnings from continuing operations before income taxes and minority interest	$371.1	$358.2	$324.2	$118.1	$223.8
Add:
Interest expense	69.3	40.4	38.6	34.1	28.1
Portion of rents representative of interest factor	16.1	12.7	9.7	7.3	6.0
Amortization of capitalized interest	—	—	—	—	0.1
Income as adjusted	$456.5	$411.3	$372.5	$159.5	$258.0
Fixed charges:
Interest expense	$69.3	$40.4	$38.6	$34.1	$28.1
Portion of rents representative of interest factor	16.1	12.7	9.7	7.3	6.0
Amortization of capitalized interest	—	—	—	—	0.1
Fixed charges	$85.4	$53.1	$48.3	$41.4	$34.2
Ratio of earnings to fixed charges	5.3	7.7	7.7	3.9	7.5